April 22, 2005



Mail Stop 04-09

VIA U.S. MAIL AND FAX 1-312-726-0468

Mr. Marc R. Wilkow, General Partner and President
180 North Michigan Avenue
Chicago, Illinois 60601

RE:	First Wilkow Venture
Form 10-K for the year ended December 31, 2004
File no. 0-7798

Dear Mr.Wilkow:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Note (1) Summary of Significant Accounting Policies (Principles of Consolidation), page 26

1. We note that you consolidate all entities in which you own 50 percent or more and maintain effective control. Explain to us the basis for consolidating entities that are 50% owned, what
"effective
control" means as used in your consolidation policy, and refer us to the GAAP literature that supports this policy.

Note (2) Investments in Real Estate Partnerships and Cotenancies, page 28

2. Refer to notes 1 and 2. We note that other investments not consolidated or accounted for under the equity method are accounted for on the cost method. We also note that your ownership interest in these entities is more than 3%. Explain to us how you considered EITF
Topic D-46 in reaching your conclusion with respect to the cost method accounting.

3. Refer to page 35. We note that you own 100% interest in Centennial
FWV, LLC. Yet it appears from the table on page 28 that this investment is accounted under the equity method rather than consolidation. Explain to us your basis for this treatment and refer us to the GAAP literature that supports this policy.

Note (4) Recent Accounting Pronouncements, page 41

4. We note your disclosure that the Partnership has determined that none of its unconsolidated real estate investments created after January 1, 2004 will need to be consolidated in 2004; and for those created before January 1, 2004, the note indicate that FIN 46R is effective in 2005. Explain to us how you considered paragraph 32 of
FIN 46R which states that this standard is effective as of December
31, 2004 for a calendar-year enterprise.

5. Explain to us how you evaluated FIN 46R in determining whether the unconsolidated real estate investments are variable interest entities, and if so how you concluded that you are not the primary beneficiary of these entities.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kelly McCusker, Staff Accountant, at (202)
824-
5453 or the undersigned at (202) 942-1993 if you have questions.



						Sincerely,



      Jorge Bonilla
      Senior Staff Accountant


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First Wilkow Venture
April 22, 2005
Page 3